SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.2 )(1)


                          Life Sciences Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Voting Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   5321691090
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Andrew H. Baker
                          Life Sciences Research, Inc.
                                 P. O. Box 2360
                                  Mettlers Road
                            East Millstone, NJ 08875
                                 (732) 873-2550
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.5321691090                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew H. Baker

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

________________________________________________________________________________
               7    SOLE VOTING POWER               200,000

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER        2,270,089
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER       200,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER    2,270,089
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,470,089

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D/A

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Focused Healthcare Partners, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

________________________________________________________________________________
               7    SOLE VOTING POWER               0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER       684,000
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER          0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER    684,000
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     684,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not applicable                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Focused Healthcare Partners, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

________________________________________________________________________________
               7    SOLE VOTING POWER               0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER         490,914
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER          0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER     490,914
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     490,914

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                         [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.5321691090                   13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     First Investments LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER               0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER        1,095,175
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER          0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER    1,095,175
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,095,175

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                         [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 5321691090                  13D/A
________________________________________________________________________________
Item 1.  Security and Issuer.

     Class of Securities: Voting Common Stock, $.01 par value per share (the "Common Stock")
     Issuer: Life Sciences Research, Inc. (the "Issuer"), P.O. Box 2360, Mettlers Road, East Millstone, NJ 08875

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Names:    Andrew H. Baker ("Baker")
                    Focused Healthcare Partners, Ltd. ("FHP Ltd")
                    Focused Healthcare Partners, LLC  ("FHP LLC")
                    First Investments LLC ("FI")

     (b)  Business Address:   Andrew H. Baker
                              c/o Life Sciences Research, Inc.
                              P.O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

                              Focused Healthcare Partners, Ltd.
                              c/o Life Sciences Research, Inc.
                              P. O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

                              Focused Healthcare Partners, LLC
                              c/o Life Sciences Research, Inc.
                              P. O. Box 2360, Mettlers Road
                              East Millstone, NJ  08875

                              First Investments LLC
                              237 Tramway Drive, Box 6957
                              Lake Tahoe, NV  89449

     (c)  Principal Occupation or Employment:

          Baker:    Chairman and CEO of the Issuer
          FHP Ltd   Investments
          FHP LLC   Investments
          FI        Investments

     (d)  Criminal Convictions:  None.

     (e)  Civil Adjudication of Violation of Securities Laws:  None.

     (f)  Citizenship:   Baker:    United Kingdom citizen
                         FHP Ltd   Bahamas corporation
                         FHP LLC   New Jersey limited liability company
                         FI        Nevada limited liability company

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

(a)-(j)   This   filing  is   being   made  to  report  the   withdrawal  (the
          "Withdrawal") effective August 13, 2003, by Search for a Cure LLC ("SFC"), an entity unrelated to Baker and the owner prior to the transaction reported herein of approximately 31% of the membership interests of FI, of 240,000 shares of Common Stock from its capital account for FI. As a result of such Withdrawal, FI's beneficial ownership of shares of Common Stock was reduced from 1,335,175 to 1,095,175 and SFC's ownership of membership interests in FI was reduced from approximately 31% to approximately 16%.


________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

     (a)  Beneficial Ownership by the Reporting Persons:

                                      Number of Shares
                                      ----------------
      Baker:
          Aggregate number of shares: 2,470,089
          Percentage:                      19.7%

      FHP Ltd:
          Aggregate number of shares:   684,000
          Percentage:                       5.4%

     FHP LLC:
          Aggregate number of shares:   490,914
          Percentage                        3.9%

     FI:
          Aggregate number of shares:  1,095,175
          Percentage:                       8.7%

All of the above percentages are calculated on the basis of 11,932,338 outstanding shares of Common Stock, plus 410,914 shares subject to a presently exercisable warrant held by FHP LLC to purchase 410,914 shares of Common Stock and 200,000 shares subject to a presently exercisable option to purchase 100,000 shares of Common Stock held by Baker, being deemed outstanding.

     (b)  Baker:
          Sole Voting Power:            200,000
          Shared Voting Power:        2,270,089
          Sole Dispositive Power:       200,000
          Shares Dispositive Power:   2,270,089

          FHP Ltd:
          Sole Voting Power:                   0
          Shared Voting Power:           684,000
          Sole Dispositive Power:              0
          Shares Dispositive Power:      684,000

          FHP LLC:
          Sole Voting Power:                   0
          Shared Voting Power:           490,914
          Sole Dispositive Power:              0
          Shares Dispositive Power:      490,914

          FI:
          Sole Voting Power:                   0
          Shared Voting Power:         1,095,175
          Sole Dispositive Power:              0
          Shares Dispositive Power:    1,095,175

     (c) Effective as of August 13, 2003 SFC completed the Withdrawal of 240,000 shares of Common Stock from its capital account for FI. Such Withdrawal was effected pursuant to the provisions of an operating agreement for FI (the "FI Operating Agreement").

     (d)  Not applicable.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

FHP Ltd. and FI are parties to the FI Operating Agreement. As a result of the Withdrawal, FI is the beneficial owner of 1,095,175 shares of Common Stock; FHP Ltd. owns approximately 84% of the membership interests of FI and SFC owns approximately 16% of such membership interests. By virtue of its majority ownership of FI, FHP Ltd. has voting and dispositive power over the LSR shares owned by FI. Profit distribution under the FI Operating Agreement will be made in proportion to the relative ownership interests of FHP Ltd. and SFC.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             August 14, 2003
                                        ----------------------------------------
                                                         (Date)

                                          /s/ Andrew H. Baker
                                        ----------------------------------------
                                              (Signature)

                                              Andrew H. Baker
                                        ----------------------------------------
                                              (Name/Title)


                                        Focused Healthcare Partners, Ltd.

                                                  /s/ Andrew H. Baker
                                        By: ------------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    President


                                        Focused Healthcare Partners LLC

                                                  /s/ Andrew H. Baker
                                        By:  -----------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    Member


                                        First Investments LLC

                                                  /s/ Andrew H. Baker
                                        By:  -----------------------------------
                                        Name:     Andrew H. Baker
                                        Title:    Treasurer


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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